SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


             NATIONAL STEEL COMPANY (COMPANHIA SIDERURGICA NACIONAL)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20440W 10 5
                          (American Depositary Shares)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Rubens dos Santos
                             Vicunha Siderurgia S.A.
               Rua Lauro Muller, n(0) 116, 36(0) andar, parte
                   Rio de Janeiro, RJ, Brazil (5511) 6190-2311
--------------------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


               March 15, 2001, April 23, 2002 and November 4, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 2 of 8 Pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSON                                VICUNHA STEEL S.A.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                         N/A

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION          FEDERATIVE REPUBLIC OF BRAZIL

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER                        33,337,090,988*
OWNED BY
EACH             ---------------------------------------------------------------
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                    33,337,090,988*

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                    33,337,090,988*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY                                      46.48%
     AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------


---------------

* Consists of shares held of record by Vicuna Steel Metallurgy Co. (Vicunha Siderurgia S.A.), an indirect subsidiary of Vicunha Steel S.A.

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 3 of 8 Pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSON                                 VICUNHA ACOS S.A.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                         N/A

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION          FEDERATIVE REPUBLIC OF BRAZIL

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER                        33,337,090,988*
OWNED BY
EACH             ---------------------------------------------------------------
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                    33,337,090,988*

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                    33,337,090,988*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY                                      46.48%
     AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------


---------------

* Consists of shares held of record by Vicuna Steel Metallurgy Co. (Vicunha Siderurgia S.A.), an indirect subsidiary of Vicunha Acos S.A.

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 4 of 8 Pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSON                       VICUNA STEEL METALLURGY CO.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   (translation of filer's
                                                              name into English)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                  SC, WC, 00

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION          FEDERATIVE REPUBLIC OF BRAZIL

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER                         33,337,090,988
OWNED BY
EACH             ---------------------------------------------------------------
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                     33,337,090,988

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                     33,337,090,988
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY                                      46.48%
     AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 5 of 8 Pages
---------------------                                      ---------------------

1.   SECURITY AND ISSUER

         This statement relates to Common Shares, with no par value (the "Shares"), of Companhia Siderurgica Nacional (the "Company"), a Brazilian company. The Shares trade on the New York Stock Exchange in the form of American Depository Shares, each representing 1,000 Shares. The principal executive offices of the Company are located at Rua Lauro Muller 116, 36(0) andar, Rio de Janeiro, RJ, Brazil.

2.       IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Vicunha Steel S.A. ("Vicunha Steel"), its wholly owned subsidiary Vicunha Acos S.A. ("Vicunha Acos") and Vicunha Acos's wholly owned subsidiary Vicuna Steel Metallurgy Co. ("Vicunha Siderurgia"). Vicunha Steel, Vicunha Acos and Vicunha Siderurgia are Brazilian companies, and their respective principal businesses consist of (i) holding the shares of its subsidiaries (in the case of Vicunha Steel), (ii) holding the shares of Vicunha Siderurgia (in the case of Vicunha Acos) and (iii) holding an equity interest in the Company (in the case of Vicunha Siderurgia). The principal office and principal place of business for Vicunha Steel is located at Rua Ivai, n(0) 207, 5(0) andar, Sao Paulo, SP, Brazil. The principal office and principal place of business for Vicunha Acos is located at Rua Itacolomi, n(0) 412, 5(0) andar, sala 02, Sao Paulo, SP, Brazil. The principal office and principal place of business for Vicunha Acos is located at Rua Itacolomi, n(0) 412, 5(0) andar, sala 02, Sao Paulo, SP, Brazil. The principal office and principal place of business for Vicunha Siderurgia is located at Rua Lauro Muller, n(0) 116, 36(0) andar - parte, Rio de Janeiro, RJ, Brazil. Vicunha Steel, Vicunha Acos and Vicunha Siderurgia are sometimes referred to herein as "Reporting Persons".

                  (a)-(c); (f) The name, business address, present principal occupation or employment and principal business and address of any corporation or other organization in which such employment is conducted for each controlling person and each of the directors and executive officers of the Reporting Persons are set forth in Schedule I hereto. Each person listed in Schedule I is a citizen of Brazil.

                  (d) and (e) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the other persons listed in Schedule I hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 15, 2001, Vicunha Siderurgia purchased an additional 12,832,702,997 Shares from Bradespar S.A. and 9,932,540,996 Shares from Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ ("Previ") in a privately negotiated transaction. The total consideration paid by Vicunha Siderurgia for this purchase was the Brazilian reais equivalent of

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 6 of 8 Pages
---------------------                                      ---------------------

US$1,182,230,685. The sources of the funds used to make this purchase were (i) dividends and interest on equity paid by the Company, including dividends and interest on equity paid as of March 15, 2001 from the proceeds from the sale by the Company to Litel Participacoes S.A. and Eletron S.A. of its interest in Valepar S.A., through which the Company indirectly owned shares of Companhia Vale do Rio Doce ("CVRD"), and (ii) the issuance by Vicunha Siderurgia of R$1,938,849,000 in principal amount of its Sixth Series of Debentures of First Issue (the "Debentures").

4.   PURPOSE OF TRANSACTION

         The acquisition which required the original filing of this statement was part of a larger transaction between certain shareholders of the Company and certain indirect shareholders of CVRD to eliminate their cross-ownership in these companies. The initial Stock Purchase and Sale Agreement, dated May 31, 2000, and the definitive Stock Purchase and Sale Agreement, dated December 31, 2000, by and among the shareholders of the Company named therein and the shareholders of CVRD named therein, were attached to the original (paper) filing of this statement as Exhibits II-A and II-B, respectively. As a result of the consummation of these agreements, Vicunha Siderurgia became the direct owner of 46.5% of the issued and outstanding Shares of the Company, and Vicunha Steel and Vicunha Acos became beneficial owners of such Shares.

         At the present time, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule I hereto, have any plans or proposals that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D, except as described under Item 6.

5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)   Vicunha Siderurgia owns 33,337,090,988 Shares with the power to vote and dispose of such Shares. Vicunha Acos, by virtue of its ownership of Vicunha Siderurgia, and Vicunha Steel, by virtue of its ownership of Vicunha Acos, share the power to vote and dispose of such Shares. No person listed on Schedule I hereto owns or has any interest in more than 1% of the outstanding Shares other than indirectly through their ownership of shares of Vicunha Steel.

(c)           None.

(d)           None.

(e)           Not Applicable.

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 7 of 8 Pages
---------------------                                      ---------------------

6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The shareholders' agreement dated April 23, 1993, as amended on March 27, 2000, which was described under this item in the original filing of this statement, terminated on April 23, 2002.

         Pursuant to a Pre-Emption Agreement for the Acquisition of Stocks, Participation in CSN's Control Premium ("the "Pre-Emption Agreement"), dated March 9, 2001, by and among BNDES Participacoes S.A. ("BNDESPAR") and the persons listed on Schedule I as controlling persons of Vicunha Steel, the parties thereto have agreed to certain restrictions on transfers of Shares owned by Vicunha Siderurgia.

         Pursuant to the Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. (the "Deed"), among Vicunha Siderurgia, as Issuer, Vicunha Acos, Vicunha Steel and the shareholders of Vicunha Steel, as guarantors, BNDESPAR, the Company and the Trustee named therein, Vicunha Siderurgia has pledged the Shares to guarantee the performance of its obligations with respect to the Debentures. The Deed includes, among other provisions, (i) restrictions on the transfer of Shares by Vicunha Siderurgia, (ii) an agreement by Vicunha Siderurgia to maintain at least 46.5% of all Shares of the Company subject to the pledge and (iii) an agreement by Vicunha Siderurgia to cause the Company to pay annual cash dividends of at least 25% of the Company's adjusted net profit and to restrict the payment of non-cash dividends. In addition, BNDESPAR, as long as it holds Debentures, may convert Debentures into Shares at any time after 2 years from the date of issuance. In the event of a default by Vicunha Siderurgia under the Deed, the Trustee may sell the Shares subject to the pledge on behalf of the holders of the Debentures in order to satisfy Vicunha Siderurgia's obligations under the Deed.

         The controlling persons of Vicunha Steel listed on Schedule I hereto have an agreement which, among other things, restricts the transfer of their shares of Vicunha Steel and establishes procedures for the election of directors of Vicunha Steel.

         The descriptions of the Pre-Emption Agreement and the Deed above are qualified by reference to copies thereof which were filed as Exhibits IV and V, respectively, to the original (paper) filing of this statement and are incorporated herein by reference.

---------------------                                      ---------------------
CUSIP NO. 20440W 10 5                13D                    Page 8 of 8 Pages
---------------------                                      ---------------------

7.   MATERIAL TO BE FILED AS EXHIBITS(1)

Exhibit No.   Description
-----------   -----------

I             Joint Filing Agreement

II-A Stock Purchase and Sale Agreement, dated May 31, 2000, by and among the shareholders of the Company named therein and the shareholders of CVRD named therein (filed as Exhibit II-A to the original (paper) filing of this statement).

II-B Stock Purchase and Sale Agreement, dated December 31, 2000, by and among the shareholders of the Company named therein and the shareholders of CVRD named therein (filed as Exhibit II-B to the original (paper) filing of this statement).

III           (Reserved)

IV Pre-Emption Agreement for the Acquisition of Stocks, Participation in CSN's Control Premium, dated March 9, 2001, by and among BNDES Participacoes S.A. and the persons listed on Schedule I as controlling persons of Vicunha Steel (filed as Exhibit IV to the original (paper) filing of this statement).

V Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A (filed as
              Exhibit V to the original (paper) filing of this statement).


--------------------

(1) Pursuant to Rule 13(d)-2(e) under the Securities Exchange Act of 1934, Exhibits II-A, II-B, IV and V, which were filed as exhibits to the original (paper) filing of this statement, are not required to be re-filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 31, 2003


                                            Vicunha Steel S.A.

                                            By:  /s/  Jacks Rabinovich
                                               ---------------------------------
                                               Name:  Jacks Rabinovich
                                               Title: Chief Executive Officer


                                            By:  /s/  Ricardo Steinbruch
                                               ---------------------------------
                                               Name:  Ricardo Steinbruch
                                               Title: Investor Relations Officer



                                            Vicunha Acos S.A.


                                            By:  /s/  Jacks Rabinovich
                                               ---------------------------------
                                               Name:  Jacks Rabinovich
                                               Title: Chief Executive Officer


                                            By:  /s/  Rubens dos Santos
                                               ---------------------------------
                                               Name:  Rubens dos Santos
                                               Title: Investors Relations
                                                      Officer


                                            Vicuna Steel Metallurgy Co.


                                            By:  /s/  Jacks Rabinovich
                                               ---------------------------------
                                               Name:  Jacks Rabinovich
                                               Title: Chief Executive Officer


                                            By:  /s/  Rubens dos Santos
                                               ---------------------------------
                                               Name:  Rubens dos Santos
                                               Title: Investors Relations
                                                      Officer

                                                                      SCHEDULE I

                  DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
             PERSONS OF EACH REPORTING PERSON AS OF FEBRUARY 1, 2003

         The names of the directors, executive officers and controlling persons of the Reporting Persons and their present principal occupations or employments, and the names of any corporations or other organizations in which such employment is conducted, are set forth below. Unless otherwise indicated, the principal occupation set forth opposite an executive officer's name refers to employment with Vicunha Siderurgia.

NAME                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Directors
---------
Jacks Rabinovich (Chairman)                           Engineer -- chairman/CEO
Eliezer Steinbruch (Vice Chairman)                    Industrialist -- Vice Chairman
Benjamin Steinbruch                                   Business Administrator -- Superintendent Officer(2)
Eduardo Rabinovich                                    Engineer -- Director
Jacyr Pasternak                                       Physician -- Self-employed
Ricardo Steinbruch                                    Business Administrator -- Investor Relationship Officer(1)
Clarice Steinbruch(1)                                 Business Administrator -- Director
Luiz Rodrigues Corvo(1)                               Lawyer -- Self-employed

Executive Officers
------------------
Jacks Rabinovich (Chief Executive Officer)            (See above)
Ricardo Steinbruch (Investors Relations Officer)(1)   (See above)
Benjamin Steinbruch (Superintendent Officer)(2)       (See above)
Rubens dos Santos (Investors Relations Officer)(2)    Accountant

Controlling Persons
-------------------
The directors listed above (other than Luiz
Rodriguez Corvo), plus the following:

Dorothea Steinbruch(1)                                Industrialist
Clotilde Rabinovich Pasternak(1)                      Psychologist

---------------------------------------------------
(1)  Vicunha Steel only
(2)  Vicunha Acos and Vicunha Siderurgia only

         The controlling persons of Vicunha Siderurgia are Vicunha Acos and Vicunha Steel, and the controlling person of Vicunha Acos is Vicunha Steel.

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.   Description
-----------   -----------

I             Joint Filing Agreement

II-A Stock Purchase and Sale Agreement, dated May 31, 2000, by and among the shareholders of the Company named therein and the shareholders of CVRD named therein (filed as Exhibit II-A to the original (paper) filing of this statement).

II-B Stock Purchase and Sale Agreement, dated December 31, 2000, by and among the shareholders of the Company named therein and the shareholders of CVRD named therein (filed as Exhibit II-B to the original (paper) filing of this statement).

III           (Reserved)

IV Pre-Emption Agreement for the Acquisition of Stocks, Participation in CSN's Control Premium, dated March 9, 2001, by and among BNDES Participacoes S.A. and the persons listed on Schedule I as controlling persons of Vicunha Steel (filed as Exhibit IV to the original (paper) filing of this statement).

V Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A (filed as
              Exhibit V to the original (paper) filing of this statement).